Exhibit 99.01

Chancery Software Ltd.

Consolidated Financial Statements

September 30, 2002 and 2001

(tabular amounts expressed in thousands

of U.S. dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone + 1 (604) 806 7000
Facsimile + 1 (604) 806 7806

Report of Independent Accountants

To the Directors and Shareholders of

Chancery Software Ltd.

We have audited the accompanying consolidated balance sheets of Chancery Software Ltd. as of September 30, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chancery Software Ltd. at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

November 1, 2002

(except for note 13, which is as at January 15, 2003)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Chancery Software Ltd.

Consolidated Balance Sheets

As at September 30, 2002 and 2001

(tabular amounts expressed in thousands of U.S. dollars)

	2002	2001
	$	$
Assets
Current assets
Cash and cash equivalents	4,158	4,567
Accounts receivable (note 4)	1,918	4,259
Prepaid expenses and deposits	521	613
Inventory	92	104
Restricted cash (note 5)	20	400
	6,709	9,943
Property and equipment (note 4)	1,293	2,143
Intangible assets (note 4)	197	554
	8,199	12,640
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 4)	2,014	3,845
Income taxes payable	27	65
	2,041	3,910
Unearned revenue	6,309	6,478
Total current liabilities	8,350	10,388
Long-term accounts payable	—	63
	8,350	10,451
Mandatorily Redeemable Convertible Preferred Stock (note 7)
Authorized 100,000,000 Class A voting Mandatorily Redeemable Convertible Preferred shares, no par value, 4% cumulative dividend
Issued and outstanding 4,667,419 (2001 - 4,667,419) Class A voting Mandatorily Redeemable Convertible Preferred shares (including accretion of biannual cumulative dividend of $3,293,101 (2001 - $1,940,520) and net of issuance costs of $326,000)	34,867	33,514
Shareholders’ Deficiency
Common stock (note 8)
Authorized 500,000,000 voting common shares, no par value
Issued and outstanding 7,502,042 (2001 - 7,430,404) voting common shares (net of issuance costs of $86,600)	4,528	4,504
Other capital accounts	—	(9)
Accumulated other comprehensive income	2,669	2,503
Deficit	(42,215)	(38,323)
	(35,018)	(31,325)
	8,199	12,640
Nature of operations (note 1)
Commitments (note 12)
Subsequent events (note 13)

Approved by the Board of Directors

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Chancery Software Ltd.

Consolidated Statements of Operations

For the years ended September 30, 2002 and 2001

(tabular amounts expressed in thousands of U.S. dollars)

	2002	2001
	$	$

Revenue	15,890	18,498

Costs	6,081	7,516

Gross profit	9,809	10,982

Expenses
Sales and marketing	4,730	7,002
Research and development	3,806	5,784
General and administration	2,401	5,152
Depreciation	916	900
Amortization of intangible assets	371	683
Amortization of goodwill	—	749

	12,224	20,270

	(2,415)	(9,288)

Business development	—	(579)

Restructuring charges	—	(1,004)

Write-off of goodwill, intangible assets and property and equipment	—	(2,146)

Foreign exchange gain	13	1,037

Interest income	47	456

Loss before income taxes	(2,355)	(11,524)

Provision for (recovery of) income taxes	—	(223)

Loss for the year	(2,355)	(11,301)

The accompanying notes are an integral part of these consolidated financial statements.

Chancery Software Ltd.

Consolidated Statements of Changes in Shareholders’ Deficiency

For the years ended September 30, 2002 and 2001

(tabular amounts expressed in thousands of U.S. dollars)

			Other capital accounts		Accumulated
	Common stock		Additional Paid-in	Deferred	other comprehensive		Total shareholders’
	Shares	Amount	capital	Compensation	income	Deficit	deficiency
		$	$	$	$	$	$

Balance - September 30, 2000	7,028,348	4,399	—	(72)	1,558	(24,114)	(18,229)
Issuance of shares for cash	403,271	106	—	—	—	—	106
Repurchase of common shares	(1,215)	(1)	—	—	—	—	(1)
Class A Preferred Stock cumulative dividend	—	—	—	—	—	(1,310)	(1,310)
Adjustment of Class A Preferred Stock to redemption value	—	—	—	—	—	(1,598)	(1,598)
Amortization of deferred compensation expense	—	—	—	63	—	—	63
Comprehensive income (loss)
Accumulated other comprehensive income - foreign currency translation	—	—	—	—	945	—
Loss for the year	—	—	—	—	—	(11,301)
Total comprehensive loss	—	—	—	—	—	—	(10,356)

Balance - September 30, 2001	7,430,404	4,504	—	(9)	2,503	(38,323)	(31,325)
Issuance of shares for cash	71,638	24	—	—	—	—	24
Class A Preferred Stock cumulative dividend	—	—	—	—	—	(1,354)	(1,354)
Adjustment of Class A Preferred Stock to redemption value	—	—	—	—	—	(183)	(183)
Amortization of deferred compensation expense	—	—	—	9	—	—	9
Comprehensive income (loss)
Accumulated other comprehensive income - foreign currency translation	—	—	—	—	166	—
Loss for the year	—	—	—	—	—	(2,355)
Total comprehensive loss	—	—	—	—	—	—	(2,189)

Balance - September 30, 2002	7,502,042	4,528	—	—	2,669	(42,215)	(35,018)

The accompanying notes are an integral part of these consolidated financial statements.

Chancery Software Ltd.

Consolidated Statements of Cash Flows

For the years ended September 30, 2002 and 2001

(tabular amounts expressed in thousands of U.S. dollars)

	2002	2001
	$	$

Operating activities
Loss for the year	(2,355)	(11,301)
Adjustments to reconcile loss for the year to net cash used in operating activities
Depreciation	916	900
Write-off of goodwill, intangible assets and property and equipment	—	2,146
Amortization of intangible assets	371	683
Amortization of goodwill	—	749
Stock-based compensation	9	63
Foreign exchange gain	(13)	(1,037)
Deferred income taxes	—	(268)
Changes in operating working capital items
Accounts receivable	2,338	(1,348)
Prepaid expenses and deposits	93	(112)
Work-in-process	—	166
Inventory	11	23
Restricted cash	389	(412)
Long-term accounts receivable	—	98
Accounts payable and accrued liabilities	(1,827)	1,776
Income taxes payable	(38)	24
Long-term accounts payable	(63)	63
Unearned revenue	(149)	791
	(318)	(6,996)
Investing activities
Purchase of property and equipment	(68)	(1,439)
Purchase of intangible assets	(14)	(751)
Proceeds on sale of short-term investments	—	7,246
	(82)	5,056
Financing activities
Redemption of common shares	—	(1)
Issuance of common stock for cash	24	106
Repayment of note payable	—	(500)
	24	(395)
Foreign exchange effect on cash	(33)	591

Decrease in cash and cash equivalents	(409)	(1,744)

Cash and cash equivalents - Beginning of year	4,567	6,311

Cash and cash equivalents - End of year	4,158	4,567

The accompanying notes are an integral part of these consolidated financial statements.

Chancery Software Ltd.

Notes to Consolidated Financial Statements

September 30, 2002 and 2001

(tabular amounts expressed in thousands of U.S. dollars)

1              Nature of operations

Chancery Software Ltd. (the company) is incorporated under the laws of British Columbia, Canada.  The company develops, markets, and sells Student Management Solutions software primarily to schools and school districts in the K-12 market.

2              Summary of significant accounting policies

Principles of consolidation and basis of presentation

These financial statements consolidate the accounts of the company and its wholly owned subsidiaries.  All significant intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign currency translation and transactions

The company has adopted the U.S. dollar as its reporting currency.  The functional currency of the company’s operations located outside the U.S. is the Canadian currency.  The consolidated financial statements are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and weighted-average exchange rates for the period for revenues and expenses.  Translation gains and losses are deferred and accumulated as a component of other comprehensive income in shareholders’ equity.  Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of acquisition of three months or less.

Fair value of financial instruments

The company’s financial instruments consisting of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

Inventory

Inventory consists of finished product and raw materials for the company’s products.  Inventory is valued at the lower of cost, determined on the first-in-first-out basis, and net realizable value.

Property and equipment

Property and equipment are stated at historical cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally five years or less.

Intangible assets

Acquired computer software for internal use, including third party installation charges, is recorded at cost and is amortized on a straight-line basis over 36 months.

Impairment of long-lived assets

The company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Revenue recognition

Revenues are recognized in accordance with AICPA SOP 97-2, “Software Revenue Recognition”.  The company generally sells product with multiple elements, including software, post-contract customer support, implementation consulting, and training.  For these transactions, the company recognizes revenue for delivered elements upon delivery, when the company’s fee is fixed and determinable, collection is probable and persuasive evidence of an arrangement exists.  The fair value of the undelivered elements, based on vendor-specific objective evidence, is deferred and recognized as revenue upon the ultimate delivery of such elements.

The company also sells post-contract customer support and consulting services.  For post-contract customer support, the company recognizes revenue rateably over the period, when the company’s fee is fixed and determinable and collection is probable.  For consulting services, the company recognizes revenue as services are performed, when the company’s fee is fixed and determinable and collection is probable.

Revenue from a contract to develop state specific reporting templates has been accounted for on the completed contract basis.  Direct costs of the contract are included in work-in-process at the lower of cost and net realizable value.  Provision is made for all anticipated losses as soon as they become evident.

Research and development

Research and development costs include expenses incurred by the company to develop, enhance, and manage the company’s suite of software products, as well as to enhance, manage, monitor, and operate the company’s various web sites.  Costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established.  Once technological feasibility has been established, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value.

Stock-based compensation

The company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation on Interpretation of APB No. 25”, and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”.  Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the company’s stock and the exercise price.  Compensation expense is recognized immediately for past services and rateably for future services over the option vesting period. The company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and its interpretations.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the company’s consolidated financial statements or tax returns.  The measurement of the current and deferred tax liabilities and assets is based on the provisions of enacted tax law; the effects of future changes in tax laws or rates are not anticipated.  The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

Comprehensive income

The company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”.  Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources.  The company’s comprehensive income consists of foreign currency translation adjustments and net income.

Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination.  SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.  Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives.  The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset’s carrying value and displayed as liabilities.  SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale.  It also prescribes various approaches to valuing these types of long-lived assets.  SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

In May 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction”.  This standard updates, defines and simplifies several existing accounting pronouncements.  For fiscal years beginning after May 14, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes.  The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred.  SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantee’s of Others”.  FIN 45 clarifies the disclosure requirements to be made by a guarantor about its obligations under certain guarantee’s it has issued.  It also clarifies that a guarantor is required to recognize a liability at inception, for the fair value of the obligation.  The company does not expect that the implementation of this guideline will have a material impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No 123”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25. “Accounting for Stock Issued to Employees”.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting, and has adopted the disclosure requirements of SFAS No. 123. The Company currently does not anticipate adopting the provisions of SFAS No. 148.

3                                         Supplemental cash flow information

	2002	2001
	$	$

Cash paid for income taxes	44	5

Cash paid for interest	1	47

4                                         Balance sheet components

	2002	2001
	$	$

Accounts receivable
Trade accounts receivable	1,855	4,332
Other	83	28
Less: Allowance for doubtful accounts	(20)	(101)

	1,918	4,259

Property and equipment
Computer equipment	1,735	3,315
Furniture and fixtures	1,259	1,348
Leasehold improvements	431	392
Capital lease equipment	315	438

	3,740	5,493
Less: Accumulated depreciation	(2,447)	(3,350)

	1,293	2,143

Intangible assets
Computer software acquired	1,081	1,148
Less: Accumulated amortization	(884)	(594)

	197	554

	2002	2001
	$	$

Accounts payable and accrued liabilities
Trade	650	1,336
Accrued sales and marketing	167	289
Accrued compensation and related benefits	472	553
Other accrued liabilities	725	1,667

	2,014	3,845

5                                         Restricted cash

In 2001, the company was required to maintain a restricted deposit totalling $400,000 as a form of security over payroll payments.  In 2002, this restricted deposit was released.

In 2002, the company was required to maintain a security deposit of $20,000. Subsequent to year-end, this security deposit was released.

6                                         Income taxes

Loss before income taxes

Loss before income taxes was generated by both domestic and U.S. operations during 2002 and 2001.

The components of loss before income taxes are as follows:

	2002	2001
	$	$

Canadian	(2,295)	(9,067)
U.S.	(60)	(2,457)

	(2,355)	(11,524)

Current and deferred income taxes

The provision for (recovery of ) income taxes consists of the following:

	2002	2001
	$	$

Current
Canadian	—	—
U.S. federal	—	45

	—	45
Deferred
U.S. federal	—	(268)

	—	(223)

The provision for (recovery of) income taxes differs from the amount computed by applying the statutory income tax rate to loss before taxes as follows:

	2002	2001
	%	%

Canadian statutory rate	(39.62)	(44.62)
Change in valuation allowance	(18.56)	35.66
Foreign tax at other than Canadian statutory rate	—	(0.40)
Non-deductible expenses	0.67	4.14
Write-off of intangible assets and goodwill	—	6.68
Other	3.83	(3.40)
Expiry of non-capital losses	15.80	—
Change in foreign exchange	6.97	—
Reduction of Canadian statutory rate	30.91	—

	—	(1.94)

Deferred income taxes

Significant components of the company’s deferred tax assets and liabilities are as follows:

	2002	2001
	$	$

Deferred tax assets
Property and equipment and intangible assets	1,278	941
Other	212	326
Tax loss carry-forwards	4,611	5,184
Scientific research and experimental development expenditures carried forward	568	655

	6,669	7,106
Valuation allowance	(6,669)	(7,106)

Net deferred tax liability	—	—

Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized. Accordingly, a valuation allowance for the full amount of the deferred tax assets has been recorded.

The company has non-capital losses of approximately $11,638,000, and scientific research and experimental development (SR&ED) expenditures of approximately $1,432,000, which are available for carry-forward against taxable income earned in Canada in future years.

The SR&ED expenditures carry forward indefinitely, and non-capital losses expire as follows:

$

2003	167
2007	3,404
2008	6,582
2009	1,485

11,638

7                                         Class A Mandatorily Redeemable Convertible Preferred Stock

On March 30, 2000, the company issued 4,667,419 shares of its Class A Mandatorily Redeemable Convertible Preferred Stock (Class A Preferred Stock) for $31,900,000.

The Class A Preferred Stock entitles holders to a 4% cumulative stock and/or cash dividend accruing from the date of issuance. Holders of the Class A Preferred Stock are entitled to the number of votes equal to the number of common shares into which the Class A Preferred Stock could be converted at the time of the vote, and vote on an equal basis with holders of the company’s common stock, together as a single class. The Class A Preferred Stock ranks senior to all classes of capital stock upon liquidation, dissolution, and wind-up, and ranks junior in right of payment of all indebtedness of the company and its subsidiaries.

The Class A Preferred Stock has a mandatory redemption on the earlier of March 31, 2005, liquidation, dissolution, or wind-up of the company, change in control of the company, a sale of substantially all the assets of the company, bankruptcy of the company, or any material breach of the terms and conditions surrounding the Class A Preferred Stock. The Class A Preferred Stock is redeemable at a liquidation value of the greater of (a) $6.82 per share plus all accrued but unpaid cumulative dividends thereon, or (b) the fair market value of the Preferred Stock, on an after conversion basis, based upon the number of shares of common stock the Class A Preferred Stock is convertible into and the market price, as determined by a published market (if one exists), of the common stock. At the option of the company, any accrued but unpaid cumulative dividends may be settled by issuance of additional Class A Preferred Stock, the number of shares to be determined by dividing the accrued but unpaid cumulative dividends by $6.82.

Upon a qualified underwritten initial public offering, each share of the Class A Preferred Stock will be converted into common stock of the company at a ratio of five for one. A qualified underwritten initial public offering is one in which net proceeds to the company are at least $40 million, that occurs prior to March 31, 2005, and occurs at a price not less than four times the initial issue price of the Class A Preferred stock, which is $1.364 after adjusting for the five for one conversion ratio. If the underwritten initial public offering had occurred prior to March 31, 2001, the price would have needed to be two times the initial issue price, and if it had occurred prior to September 30, 2001, the price would have needed to be three times the initial issue price, in order to be qualified.

The Class A Preferred Stock may be converted by the holders into common stock at any time, at a ratio of five for one. At the option of the company, any accrued but unpaid cumulative dividends may be settled by issuance of additional Class A Preferred Stock, the number of shares to be determined by dividing the accrued but unpaid cumulative dividends by $6.82. In addition, the holders of the Class A Preferred Stock have anti-dilution protection.

8                                         Capital stock

Share capital transactions

During the year ended September 30, 2001, 377,744 options were exercised, which resulted in the issuance of 377,744 common shares. These options were exercised at an average price of CA$0.41.

During the year ended September 30, 2001, the company repurchased 1,215 common shares from two former employees. These shares were repurchased at an average price of CA$1.70.

During the year ended September 30, 2002, 71,638 options were exercised, which resulted in the issuance of 71,638 common shares. These options were exercised at an average price of CA$0.53.

9                                         Stock-based compensation

Stock Option Plan

In December 1998, the company’s board of directors adopted the Stock Option Plan (the Plan) and reserved 10,000,000 shares of common stock for issuance thereunder. The Plan provides for the granting of stock options to Eligible Persons (defined as directors, officers, employees, or consultants of the company or any of its subsidiaries). No person shall be eligible to receive more than 5% of the total number of outstanding common shares at the date of the grant.

Terms and conditions of options granted under the Plan are determined solely by the Compensation Committee (the Committee) of the board of directors; however, generally options are granted for periods not exceeding eight years at prices not less than the fair market value of the shares on the date of grant. Exercise prices for the company’s stock options are fixed in Canadian dollars.

Options under the Plan are not immediately exercisable and generally vest over a period of 36 months. The vesting schedule for each grant is determined by the Committee.

The following table summarizes activity under the company’s stock option plan for the years ended September 30, 2002 and 2001:

	2002		2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		CA$		CA$

Stock options

Outstanding - Beginning of year	7,181,184	1.50	7,984,838	1.41
Granted	119,920	2.50	743,957	2.50
Exercised	(71,638)	0.53	(377,744)	0.41
Forfeited	(1,284,540)	1.70	(1,169,867)	1.84

Outstanding - End of year	5,944,926	1.48	7,181,184	1.50

Exercisable - September 30	5,192,631	1.34	4,743,165	1.15

Weighted average fair value of options granted during the year		0.00		0.02

The following table summarizes information about fixed stock options outstanding and exercisable at September 30, 2002:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Remaining contractual life	Number Exercisable
CA$		(years)

0.53	2,675,910	4.2	2,675,563
1.00	520,750	5.0	511,458
2.50	2,748,266	5.8	2,005,610

1.48	5,944,926	4.9	5,192,631

Fair value disclosures

The company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following assumptions:

	2002	2001
	%	%

Risk-free interest rate	3.4	4.6
Expected lives (in years)	3.0	3.0
Dividend yield	0.0	0.0
Expected volatility	0.0	0.0

The fair value of each option grant was determined using the minimum value method. The effect of compensation cost on loss for the years ended September 30, 2002 and 2001 is as follows:

	2002	2001
	$	$

Loss
As reported	(2,355)	(11,301)
Pro forma	(2,360)	(11,338)

Unearned stock-based compensation

In connection with certain stock option grants during the years ended September 30, 2002 and 2001, the company did not incur any unearned compensation expenses. Amortization expense recognized during the years ended September 30, 2002 and 2001 totalled approximately $9,000 and $63,000, respectively.

10                                  Operating line

During the year ended September 30, 2002, the company obtained an operating line of credit in the amount of CA$500,000 from a Canadian chartered bank. As at September 30, 2002, no amounts had been drawn against this line.

11                                  Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist mainly of cash and cash equivalents and accounts receivable. The company limits its exposure to credit loss by placing its cash and cash equivalents with high credit, quality financial institutions.

Concentration of credit risk with respect to accounts receivable is considered to be limited due to the credit quality of the customers comprising the company’s customer base. The company’s customer base consists primarily of government-funded organizations including schools, school districts, and state and provincial governments. The company performs ongoing credit evaluations of the financial condition of those customers not represented by this customer base, in order to determine the need for an allowance for doubtful accounts. The company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. The company has not experienced any significant credit losses to date.

12                                  Commitments

a)                                      The company leases certain facilities and equipment used in its operations under operating leases. Future minimum lease payments under these lease agreements at September 30, 2002 are as follows:

$

2003	598
2004	753
2005	760
2006	633

b)                                     The company has committed to issuing options for two key senior executives hired during the year upon completion of a proposed financing. An amount of options equal to 3.00% of fully diluted common shares post the proposed financing at an exercise price of US$0.01 will be granted to one executive. An amount of options equal to 0.66% of fully diluted common shares post the proposed financing at an exercise price to be set by the board of directors will be granted to the other executive. These option issuances have not been reflected in note 9.

13                                  Subsequent events

On December 11, 2002, the Company amended its Articles of Incorporation to authorize the issuance of a new class of preferred shares, to be designated as “Class B Preferred Stock”.

Subsequent to this date, the Company issued 3,000,000 Class B Preferred Shares to the existing Class A Mandatorily Redeemable Convertible Preferred shareholders, as well as certain common shareholders, for gross proceeds of $3,000,000. The Class B preferred stock entitles holders to a 6% cumulative stock and/or cash dividend, compounding annually from the date of issuance, and are entitled to the number of votes equal to the number of Common Shares into which the Class B preferred stock could be converted at the time of the vote. The Class B Preferred Stock ranks senior to all classes of capital stock upon a liquidation event.

The Class B Preferred Stock has a mandatory redemption on the earlier of March 31, 2005, liquidation, dissolution, or wind-up of the company, change in control of the company, a sale of substantially all the assets of the company, bankruptcy of the company, or any material breach of the terms and conditions surrounding the Class B Preferred Stock.

The Class B Preferred Stock is redeemable at a redemption value of the greater of:

a)              $4.00 per share plus all declared and unpaid dividends, or

b)             the fair market value thereof, on an after conversion basis as determined by the Company and the holders.

Upon a qualified underwritten initial public offering, each share of the Class B Preferred Stock will be converted into common stock of the company at a conversion ratio of 1.00 plus an amount equal to 6% per annum from the original issue date to the date of determination. In addition, the Class B Preferred Stock may be converted by the holders into common stock at any time, using the same conversion ratio. The holders of the Class B Preferred Stock also have anti-dilution protection.